Exhibit 99.1

News Release
For immediate release Calgary, Alberta July 13, 2011 TSX: OPC

OPTI Canada Announces CCAA Filing to Pursue Restructuring Agreement with Bondholders

OPTI Canada Inc. (“OPTI” or the “Company”) today announced that it has reached agreement with a committee of holders of the Company's 7.875 percent Senior Secured Notes due 2014 and 8.25 percent Senior Secured Notes due 2014 (collectively, the "Secured Notes") on a restructuring of the Company's balance sheet, and investment of $375 million of new equity into the Company. Taken together, these transactions will materially improve the Company's total leverage and liquidity. Today, the Company commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act ("CCAA") to implement the restructuring. Holders of over 50 percent of the Secured Notes have executed Support Agreements (the "Supporting Noteholders") pursuant to which they have agreed to support and vote for the restructuring plan.

The restructuring provides for the conversion of all Secured Notes into common equity in the form of new common shares of OPTI. The new common share investment will be offered to all holders of Secured Notes (“Noteholders”) via a rights offering. Certain of the Supporting Noteholders have committed to subscribe for any rights not exercised, acting as a backstop to the rights offering. As a condition of the restructuring, the Company's 9.0 percent First Lien Senior Secured Notes due 2012 and 9.75 percent First Lien Senior Secured Notes due 2013 are to be refinanced prior to closing. OPTI's trade payables and employee obligations will remain unaffected by the restructuring and will be paid or satisfied in the ordinary course by OPTI.

Holders of OPTI's existing common shares will be issued warrants to acquire new common shares of the Company and all of OPTI's existing common shares will be cancelled. The warrants in the aggregate give holders the right to purchase approximately 20 percent of the Company’s post restructuring new common shares. The strike price of the warrants has been set at a price where the new common shares issued to Noteholders would, in aggregate, have a value approximately equivalent to the aggregate face value of the Secured Notes plus the accrued interest to August 31, 2011 plus the amount of the new equity investment. The shareholder warrants will expire seven years after the closing date of the restructuring.

Additional details regarding the restructuring are contained in the Recapitalization Term Sheet attached to this news release. Copies of the Support Agreement and Commitment Letter entered into with the Supporting Noteholders will be filed on SEDAR and available on OPTI's website. These agreements provide that OPTI's obligation to pursue and support the restructuring is subject to OPTI's right to accept a superior proposal in certain conditions.

"The restructuring and new equity commitment we have negotiated is indicative of the support of OPTI’s Noteholders, who recognize the long term value in the Company’s asset base. The recapitalization of our balance sheet will provide us with cash resources to continue to advance operations at Long Lake, as well as to begin development at Kinosis, with our operating partner, Nexen," said Chris Slubicki, President and Chief Executive Officer of OPTI.

OPTI intends to return to court within the next month to set a date for a Noteholder Meeting to occur in late September 2011 and aims to complete the restructuring not later than December 1, 2011. The plan will be subject to Noteholder, regulatory and court approval. Ernst & Young Inc. has been appointed as Monitor of OPTI. The Company is being advised by Lazard Frères & Co. LLC and Macleod Dixon LLP in connection with the restructuring. The Supporting

Noteholders are being advised by Canaccord Genuity Corp. and Bennett Jones LLP. More information about OPTI’s restructuring process can be found at www.opticanada.com.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, has a design capacity for 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is designed to produce up to 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned level of bitumen (oil) production and PSC™ production at the Long Lake Project; the expected selling price of the PSC™; the anticipated outcome of transactions expected to improve the Company’s total leverage and liquidity; the anticipated outcome of the Company’s proceeding under CCAA; the expected support and voting of Noteholders for a restructuring plan as per Support Agreements; the expected conversion of Secured Notes and the issuance of a new equity investment through a rights offering; the expectation to refinance the Company’s existing Revolving Credit Facility; the expected issuance of shareholder warrants, including the timing of the issuance, value and strike price of the warrants, the number of warrants issued per existing common share ownership and the number of new common shares issued per each warrant; the expected and targeted implementation date for the restructuring; the expected long term value of OPTI’s asset base; the anticipated continued advancement of Long Lake operations and development of Kinosis; and the ability of the Company to continue to pay or satisfy its trade payables and employee obligations in the ordinary course. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information contact:
Krista Ostapovich, Investor Relations
(403) 218-4705, ir@opticanada.com

OPTI Canada Inc., Suite 1600, 555 – 4th Avenue SW, Calgary, Alberta, Canada T2P 3E7, (403) 249-9425

2

OPTI CANADA INC.

Recapitalization Term Sheet

Re:  OPTI Canada Inc. (“OPTI”); 7.875% Senior Secured Notes due 2014 (the “7.875% Notes”) and 8.25% Senior Secured Notes due 2014 (the “8.25% Notes”) issued by OPTI  (the 7.875% Notes and the 8.25% Notes are collectively referred to as the “Notes”); the holders of the 7.875% Notes and the 8.25% Notes (the “7.875% Noteholders” and the “8.25% Noteholders”, respectively, and collectively the “Noteholders”); the trust indentures under which the Notes were issued by OPTI, as amended, modified or supplemented prior to the date hereof (collectively the “Indentures”).

The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (as defined below) of OPTI.  This Term Sheet does not create any obligations on the part of OPTI, any Noteholder or any other person, until such party has executed a support agreement attaching this Term Sheet and such support agreement has become effective and binding on such party in accordance with its terms.  The plan value (“Plan Value”) contemplated by this Term Sheet is US$1.725 billion.

This Term Sheet is a summary of the terms and conditions of the Recapitalization. Certain matters described herein may be subject to the negotiation, execution and delivery of definitive documentation.

A.	RECAPITALIZATION

1.	Recapitalization

OPTI shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be effected pursuant to a plan of compromise and arrangement (the “Plan”) under the Companies' Creditors Arrangement Act (the “CCAA”) to be sanctioned pursuant to a Court order (the “Sanction Order”):

(i)	the creation of a new class of common shares of OPTI (the “New Common Shares”);

(ii)
the issuance by OPTI to holders of its common shares outstanding immediately prior to the effective time of the Plan (the “Existing Shareholders”) of warrants (the “Shareholder Warrants”) to acquire New Common Shares on the terms set out in Section 4 below;

(iii)
the cancellation of all equity of OPTI existing immediately prior to the effective time of the Plan, including, without limitation, (i) all of the common shares of OPTI, (ii) any preferred shares or other classes of shares of OPTI, and (iii) any options, warrants, conversion privileges, calls, subscriptions, exchangeable securities or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating OPTI to issue or sell shares in the capital of OPTI or any securities or obligations of any kind convertible into or exchangeable for such shares, other than the Shareholder Warrants (the “Existing Equity”);

(iv)
the issuance of 100 million New Common Shares by OPTI in consideration for (A) the irrevocable exchange and transfer of the Notes and all of the Noteholders’ rights under the Notes and the Indentures (the New Common Shares issued in exchange for the Notes being the “Exchange Shares”); and (B) a new investment (the “New Investment”) in the aggregate amount of US$375 million (the “New Investment Proceeds”) (the New Common Shares issued pursuant to the New Investment being the “New Investment Shares”), in each case to be allocated in accordance with Section 2 below; and

(v)
except for the purpose of facilitating the distributions under the Plan, the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Notes and the Indentures.

The implementation of the Plan shall be subject to and conditional upon all required Court, Noteholder and other approvals.  The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The record date (the “Voting Record Date”) for determining Noteholders entitled to vote at the meetings to approve the Plan shall be set by OPTI in consultation with the Requisite Majority of the Noteholder Support Group (as defined below).

OPTI shall work cooperatively with the legal and financial advisors to the Noteholder Support Group (as defined below), and use reasonable commercial efforts, in respect of matters provided for in this Term Sheet, to (a) file the Plan as soon as reasonably practicable and in any event no later than August 5, 2011, (b) hold a Noteholder meeting under the CCAA as soon as reasonably practicable and in any event no later than September 22, 2011, (c) obtain the Sanction Order as soon as reasonably practicable and in any event no later than September 26, 2011, and (d) implement the Plan as soon as reasonably practicable and in any event no later than December 1, 2011 (the date on which the Plan is implemented being the “Implementation Date”).

The record date for the purpose of calculating the claims of all Noteholders shall be July 13, 2011 (the “Claims Record Date”).  The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount”. The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Implementation Date is referred to herein as the “Noteholders’ Claim Amount”.  The “Distribution Record Date” shall be a date set by OPTI in consultation with the Requisite Majority of the Noteholder Support Group for the purposes of distributing the Exchange Shares in accordance with Section 2(i) below.

2.	Allocation of New Common Shares

The total number of New Common Shares outstanding immediately following the effective time of the Plan shall be 100 million and shall be comprised of the Exchange Shares and the New Investment Shares.

The New Common Shares shall be allocated as follows:

(i)	the Exchange Shares shall be allocated pro rata to all Noteholders as of the Distribution Record Date based on each Noteholder’s respective share of the Noteholders’ Claim Amount; and

(ii)	the New Investment Shares shall be allocated as follows:

(A)
95.2381% of the New Investment Shares shall be allocated pro rata to the Electing Noteholders (as defined below) who participate in the New Investment in accordance with the terms of the New Investment and the Commitment (as defined below); and

(B)	4.7619% of the New Investment Shares shall be allocated to the Initial Backstop Parties (as defined below) pro rata in accordance with the terms of the Commitment.

The total number of Exchange Shares shall be equal to the total number of New Common Shares less the total number of New Investment Shares. The total number of New Investment Shares shall be determined in accordance with Section 3 below.  No fractional shares will be issued in respect of the New Common Shares.  OPTI will use reasonable commercial efforts to obtain TSX listing for the New Common Shares by or as soon as practicable after the Implementation Date, and if OPTI is unable to obtain a TSX listing for the New Common Shares, OPTI will use best efforts to obtain TSX Venture Exchange listing for the New Common Shares by or as soon as practicable after the Implementation Date.

3.	Issuance of New Common Shares for New Investment

The Plan shall provide that an election form (“Election Form”) shall be delivered to each Noteholder (including the Backstop Parties (as defined below)) as of the Voting Record Date pursuant to which each such Noteholder that is an "Accredited Investor" as defined under Section 501 of Regulation D of the United States Securities Act of 1933, as amended, and who is otherwise authorized to participate in the New Investment under applicable securities laws (each, an “Eligible Noteholder”) shall have the right, but not the obligation, to elect to participate in the New Investment up to a maximum of such Noteholder's pro rata share of 70% of the New Investment, based on such Noteholder's share of the Noteholders' Principal Claim Amount (each Eligible Noteholder, whether a Backstop Party or not, that elects to participate in the New Investment by submitting an Election Form, an “Electing Noteholder”).  The remaining 30% of the New Investment shall be subscribed for by the Backstop Parties, each of which shall be an "Accredited Investor" as defined under Section 501 of Regulation D of the United States Securities Act of 1933, as amended, and shall otherwise be authorized to participate in the New Investment under applicable securities laws. Prior to the Implementation Date, each Electing Noteholder shall deposit sufficient funds in escrow to subscribe for the New Investment Shares such Electing Noteholder has elected to purchase under the Election Form.

The number of New Investment Shares to be issued in respect of the New Investment shall be the quotient of the following calculation:

1.05 x New Investment Proceeds ÷ Subscription Price

The subscription price per New Investment Share (the “Subscription Price”) pursuant to the New Investment shall be the quotient of the following formula:

Plan Value x (1 – New Investment Discount) – New Secured Debt Amount – Cash Backstop Fee – 56 million + New Investment Proceeds
100 million

For the purposes of the formula above, “New Investment Discount” shall mean 0.20 provided that the Bloomberg Nymex Crude Oil 12 Month Strip Futures Price (Ticker: NRGSCL12), as quoted by Bloomberg (the “Strip Price”), is equal to or greater than US$90.00 for at least one of the three consecutive business days immediately prior to the Implementation Date.  If, however, the Strip Price is less than US$90.00 for all three consecutive business days immediately prior to the Implementation Date, the New Investment Discount shall be determined as follows based on the highest Strip Price during the three consecutive business days immediately prior to the Implementation Date:

Strip Price	New Investment Discount
US$80.00 – US$89.99	0.25
US$70.00 – US$79.99	0.30
US$60.00 – US$69.99	0.35
US$ 0.00 – US$59.99	0.40

4.	Shareholder Warrants

OPTI shall issue Shareholder Warrants for the purchase of 25,535,597 New Common Shares.  Each Shareholder Warrant shall be exercisable for one New Common Share with a strike price of US$22.27 per New Common Share.  The Warrants shall expire on the date that is seven years after the Implementation Date if not exercised.  The Shareholder Warrants shall carry standard terms customary to such warrant offerings, including standard anti-dilution provisions.

5.	First Lien Debt

The 9% First Lien Senior Secured Notes due 2012 and the 9.750% First Lien Senior Secured Notes due 2013 shall be paid in full with the proceeds from the issuance of new secured debt to be issued by OPTI, on terms and conditions acceptable to the Requisite Majority of the Noteholder Support Group (the amount of such new secured debt being referred to as the “New Secured Debt”).  The New Secured Debt shall be in an amount not less than US1.1 billion (the “New Secured Debt Amount”).

6.	Treatment of Trade Debt

OPTI’s trade debt shall remain unaffected by the Recapitalization and shall be paid or satisfied in the ordinary course by OPTI.

7.	Treatment of Employee Obligations

OPTI’s obligations to its employees shall remain unaffected by the Recapitalization.

8.	Support Agreements

Certain Noteholders, including all Backstop Parties, shall enter into a support agreement attaching this Term Sheet as a Schedule (the “Support Agreement”) pursuant to which, among other things, each such Noteholder (individually, a “Noteholder Support Group Member”, and all of the Noteholders party to the Support Agreement, collectively, the “Noteholder Support Group”) will commit that:

(i)
such Noteholder Support Group Member will support the Recapitalization by, among other things: (a) voting in favour of the Plan, and (b) supporting the approval of the Plan as promptly as practicable by the Court; and

(ii)
provided certain conditions are met, such Noteholder Support Group Members will release OPTI, the Indenture Trustees (as defined below), the shareholders and optionholders of OPTI and any of their respective officers, directors, employees, auditors, financial advisors, legal counsel and agents from certain claims.

The foregoing is a summary only, and in the event of any conflict between this summary and the Support Agreement, the terms of the Support Agreement shall govern.

Where used in this Term Sheet, the term “Requisite Majority of the Noteholder Support Group” means (i) Noteholder Support Group Members holding not less than 50.1% of the aggregate principal amount of the Notes held by all Noteholder Support Group Members, and (ii) Initial Backstop Parties holding not less than 50.1% of the principal amount of the Notes held by all Initial Backstop Parties.

9.	Interest on Notes

If OPTI is not otherwise in default under the Indentures, OPTI shall not be required to make any payments on account of interest on the Notes prior to the Implementation Date, provided that interest shall continue to accrue on the Notes pursuant to the terms and conditions thereof.

10.	Conditions to Recapitalization

The Recapitalization shall be subject to conditions mutually agreed upon by OPTI and the Requisite Majority of the Noteholder Support Group, including the following:

(i)
the Plan, Sanction Order, the new (or amended) articles, by-laws and other constating documents, and all definitive legal documentation in connection with all of the foregoing, shall be satisfactory to OPTI and the Requisite Majority of the Noteholder Support Group, each acting reasonably;

(ii)	there shall have been no Material Adverse Effect (as defined in the Support Agreement) from the date of the Support Agreement;

(iii)	timely satisfaction by OPTI in all material respects of each obligation referred to in this Term Sheet and in the Support Agreements that is to be performed on or before the Implementation Date; and

(iv)	successful approval of the Plan and the Sanction Order being in full force and effect and consummation of the transactions contemplated by the Plan.

11.	Other

OPTI shall work cooperatively with the legal and financial advisors to the Noteholder Support Group to prepare and finalize all documentation (including, without limitation, the Court documents and the Plan) utilized to effect the Recapitalization.  All such documentation shall be acceptable to the Requisite Majority of the Noteholder Support Group, as communicated to OPTI by counsel to the Noteholder Support Group.  OPTI shall provide the legal and financial advisors to the Noteholder Support Group on an ongoing and expeditious basis with all information related to OPTI or its business necessary for the preparation of such documentation, as well as the drafts of such documentation. In addition, OPTI shall work cooperatively with the legal and financial advisors to the Noteholder Support Group, and shall use its best efforts to structure and complete the Recapitalization in the most tax effective manner to OPTI and the Noteholders.

The Plan shall provide that OPTI, the shareholders and optionholders of OPTI, the Noteholder Support Group, the Noteholder Support Group Members, the Backstop Parties, the indenture trustees named in the Indentures (the “Indenture Trustees”), and any of the foregoing persons’ respective officers, directors, employees, auditors, financial advisors, legal counsel and agents, shall be released and discharged from any liabilities or claims (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Implementation Date in connection with the Existing Equity, the Notes, the Indentures, the Recapitalization, the New Investment, any proceedings commenced with respect to the Plan and the Recapitalization, and any other actions or matters related directly or indirectly to the foregoing; provided that nothing in this paragraph will release or discharge any of OPTI, the shareholders and optionholders of OPTI, the Noteholder Support Group, the Noteholder Support Group Members, the Backstop Parties or the Indenture Trustees from or in respect of their respective obligations under the Plan or in respect of the New Investment.

B.	BACKSTOP PROVISIONS

12.	Backstop Commitment

OPTI and the institutions listed on Schedule “A” (collectively, the institutions listed on Schedule “A”, the “Initial Backstop Parties”, and together with the Additional Backstop Parties (as defined below), the “Backstop Parties”) shall enter into an agreement (the “Backstop Commitment Letter”) pursuant to which, among other things, the Backstop Parties shall backstop the funding of the entire New Investment on terms to be mutually agreed between OPTI and the Initial Backstop Parties (the “Commitment”). The Backstop Parties shall be obligated to consummate their Commitment with respect to unsubscribed New Investment Shares otherwise issuable under the New Investment on the terms and subject to the conditions set forth in the Backstop Commitment Letter.  Prior to the Implementation Date, each Backstop Party shall deposit sufficient funds in escrow to subscribe for the New Investment Shares such Backstop Party has committed to purchase pursuant to the Commitment.

The Backstop Commitment Letter shall provide, among other things, that:

(i)
OPTI shall have the right, but not the obligation, to assign up to US$64.140 million of the Commitment to other Noteholder Support Group Members (“Additional Backstop Parties”), subject to and in accordance with the terms of the Backstop Commitment Letter;

(ii)	if the Recapitalization is effected substantially in accordance with the terms and conditions of this Term Sheet, the Backstop Commitment Letter, and the Support Agreement:

(A)	4.7619% of the New Investment Shares shall be allocated to the Backstop Parties pro rata on the Implementation Date; and

(B)	OPTI shall pay pro rata to the Initial Backstop Parties a cash fee of US$10 million on the Implementation Date (the “Cash Backstop Fee”);

(iii)
if the Backstop Commitment Letter is terminated by OPTI to enter into an "alternative transaction", OPTI shall pay (x) pro rata to the Initial Backstop Parties a fee of US$10 million, and (y) pro rata to the Backstop Parties a fee of US$27.5 million (less any amounts paid by the Company to the Backstop Parties pursuant to paragraph 12(v) below);

(iv)
if the Recapitalization is not effected substantially in accordance with the terms and conditions of this Term Sheet, the Backstop Commitment Letter, and the Support Agreement by December 1, 2011, and a fee is not otherwise payable pursuant to paragraph 12(iii) above, OPTI shall pay pro rata to the Initial Backstop Parties within three business days of termination of the Backstop Commitment Letter a fee of US$10 million unless (x) the Recapitalization is not effected as a result of a material breach of the obligations of the Initial Backstop Parties under the Backstop Commitment Letter, and (y) OPTI is in compliance with all of its commitments and obligations under or in respect of the Support Agreement and all other agreements entered into with the Initial Backstop Parties; and

(v)
if the Commitment remains in effect after September 30, 2011, OPTI shall pay pro rata to the Backstop Parties on the same date as the payment in paragraphs 12(ii) or 12(iv) above is due, as the case may be, a monthly fee of US$3.75 million which fee shall (A) be in addition to any fees payable pursuant to paragraphs 12(ii) and 12(iv) above, and (B) accrue on and from October 1, 2011 to and including the date the Commitment terminates.

C.	CORPORATE GOVERNANCE

13.	Size of Board

The Board of Directors of OPTI following the Recapitalization (the “New Board”) shall be comprised of seven directors.

14.	Selection Process

The Chief Executive Officer shall occupy one position on the New Board.  The selection of the remaining six directors shall be undertaken by representatives selected by the Requisite Majority of the Noteholder Support Group (the "Noteholders' Representatives") and representatives selected by the current board of directors of OPTI (the "OPTI Representatives") and shall be completed by the Implementation Date. The Noteholders' Representatives and the OPTI Representatives may agree on a professional search firm to assist in the selection process.

If the Noteholders' Representatives and the OPTI Representatives are unable to agree on the selection of the remaining six directors, the Noteholders' Representatives shall have selection rights in respect of four directors and the OPTI Representatives shall have selection rights in respect of two directors.  The Chair of the New Board shall be selected by the New Board

15.	Incentive Plans

A number of New Common Shares representing an amount to be determined by the New Board not exceeding ten percent (10%) of the number of New Common Shares issued and outstanding immediately upon implementation of the Plan shall be reserved for issuance to directors, officers and employees of OPTI at the discretion of the New Board pursuant to such stock option plan or other equity-based compensation programs adopted by the New Board.

16.	Corporate Offices

The Head Office and Corporate Office of OPTI shall remain in the Province of Alberta.

SCHEDULE  “A” TO THE TERM SHEET